Exhibit 99.3

Project Wonder – Investor Presentation Transcript (July 12, 2022)

SLIDE 05 OVERVIEW: FAST II (DOUG)

I’m Doug Jacob, founder of &vest, which is an investment platform comprised of operators and entrepreneurs who have successfully built, scaled, and sold businesses with experience both in private and public exits. I have a 20-year history in successfully building, scaling, and exiting businesses. I’m co-founder of a fast casual concept &pizza, with 60 company-owned locations up the eastern seaboard, and built a full-service digital agency, JWALK, which I exited in 2017.

Our team of operators have an acute focus on transactions where domain expertise can add tremendous value to our targets in the hospitality category. Beyond myself, we have Sandy Beall, founder of Ruby Tuesdays and owner of Blackberry Farm, Blackberry Mountain, and High Hampton resorts, some of the most decorated resorts in the world. Additionally, we have Bill Hinman, former Director of SEC’s Division of Corporate Finance, who prior to that was one of the most prolific M&A lawyers as a partner at Simpson Thatcher, where he took the likes of Facebook, Alibaba, and Google public. We round out our full management team and advisors with a deep bench of credentials that offer a complete suite of knowledge to support a hospitality business like Falcon’s navigate as a successful public entity.

Our SPAC, FZT, is an extremely attractive $222 million SPAC with a ¼ warrant, which was raised in March of 2021 with a specific focus on hospitality, entertainment, and consumer products.

We chose Falcon’s Beyond because when searching for a target company, one of the most important factors was to find a company that was a leader in its space and a natural candidate to enter the public markets. We are pleased to announce that we have found that and more in Falcon’s Beyond…

SLIDE 06 INVESTMENT THESIS (DOUG)

…a leading master planning, attraction design, digital content design, and experiential technology innovation company specializing in intellectual property creation and expansion, with a track record spanning 22 years executing more than $100 billion worth of story-driven development projects in 27 countries around the world.

Falcon’s Beyond is much more than an entertainment and hospitality company; it’s a fully integrated, experiential entertainment enterprise with an impressive collection of both IP and brick-and-mortar assets. The company’s ideal unit economics and significant opportunity for expansion offers an exceptional platform for growth in the booming entertainment category.

Falcon’s Beyond segments its fully integrated business into three distinct categories, all bolstered by exceptional partnerships: Falcon’s Creative Group, Falcon’s Beyond Destinations, and Falcon’s Beyond Brands. This is a powerful combination of experience, capabilities, and partners, and we intend to use our expertise in these verticals to support the company’s success and present investors with an exciting investment proposition.

SLIDE 07 TODAY’S PRESENTERS (DOUG)

We believe that Falcon’s Beyond, through its incredible management team, which you’ll hear from shortly, has the opportunity to transform and lead the multi-trillion-dollar hotel and resort and entertainment media markets.

With that, I’m now going to hand it off to Scott Demerau, Executive Chairman of Falcon’s Beyond, to further introduce the business. Scott?

PAGE 07 TODAY’S PRESENTERS (SCOTT)

Thank you, Doug, and thanks everyone for joining today. My name is Scott Demerau and I’m the Executive Chairman of Falcon’s Beyond.

My background includes decades of themed entertainment experience. I co-founded the House of Katmandu in 2007 in Mallorca, Spain. This park has become a successful model for theme park resorts in major tourist destinations worldwide.

In 2012, I was instrumental in establishing the 50/50 joint-venture with Meliá Hotels International, one of the world’s largest leisure hoteliers, for the purpose of expanding the Mallorca site into the immersive, fully-themed Katmandu Park & Resort.

Prior to that, in 1993, I guided my company, Mountasia, through a successful IPO followed by the acquisition of Malibu Grand Prix.

I am now pleased to introduce Cecil Magpuri, Chief Executive Officer of Falcon’s Beyond, to provide some background on his history and our company. Cecil?

PAGE 07 TODAY’S PRESENTERS (CECIL)

Thank you, Scott, and thank you everyone for joining us today. As Scott mentioned, I am the CEO of Falcon’s Beyond, a role I have held since the merger of Falcon’s Creative Group and Katmandu last year.

For a bit of background, I previously served as President and Chief Creative Officer of Falcon’s Treehouse, a company I founded in 2000 that has been rebranded as Falcon’s Creative Group. The company is a leading themed entertainment design firm that collaborates with some of the biggest names in the business to produce innovative guest experiences.

Prior to that, I entered the Entertainment industry in 1991 when I joined Iwerks Entertainment , then I was solicited by Universal Studios to be Creative Director on several cutting-edge projects like Apollo 13: The Ride and Twister: Ride it Out!, both of which I was named as inventor on the patent.

I am now pleased to introduce you to Jo Merrill, Chief Financial Officer of Falcon’s Beyond, to provide some more information on her background and our company.

PAGE 07 TODAY’S PRESENTERS (JO)

Hi – my name is Jo Merrill, and I am the CFO of Falcon’s Beyond Global. I was excited to join the Falcon’s team in the fall of 2021 when Scott and Cecil brought me in to help them capitalize on the significant opportunities presented by the merger of their legacy businesses.

Briefly, the common theme in my background is working on expansion of multi-national businesses, initially through ten plus years with PwC in their global capital markets, advisory, and assurance groups, followed by another ten years as VP of Finance for Hard Rock International as they expanded their worldwide casino, hotel, and restaurant footprint. Most recently, I was CFO of a privately-held event technology company, where I gained my experience with audio visual technologies.

PAGE 08 FBG SUBSIDIARY DIVISIONS (CECIL)

Let me now share the three divisions of our company: Falcon’s Creative Group, Falcon’s Beyond Destinations, and Falcon’s Beyond Brands.

Falcon’s Creative Group serves as the master planning, attraction design, digital content development, and experiential technology innovation powerhouse of the company. Our 22-year track record includes over 30 industry awards and we have executed on over $100 billion worth of master planning, design, and media production projects.

Moving to our second subsidiary division, Falcon’s Beyond Destinations encompasses our hotel and theme park resort division.

Thirdly, Falcon’s Beyond Brands enacts and executes the expansion plan for proprietary brands produced by Falcon’s Creative Group and implemented into brick-and-mortar by Falcon’s Destinations. This division provides storytelling across video content, resulting in vast expansion opportunities for intellectual property, and also features a multi-pronged consumer products strategy, which enables rapid monetization of IP with limited upfront investment.

VIDEO

Eric S. Calderon: I think one of the great things that Falcon’s Beyond does is actually be the caretaker of dreams.

Cecil D. Magpuri: Falcon’s Beyond allows those dreams to actually come into reality.

Scott Demerau: Falcon’s works also with some of the greatest IPs in the entertainment industry.

Daryl White: It’s a way to become part of something that’s gigantic and we see as the future.

Yvette Whittaker: We’re creating memories that guests can cherish for years to come.

Cecil D. Magpuri: Well, Falcon’s Beyond is a full 360 end-to-end development enterprise that brings proprietary and partner IPs to the global market through feature films, episodic series, consumer products, theme parks, resorts, and beyond.

Daryl White: Falcon’s Beyond is a place where we expand intellectual properties. If our team of creatives can come up with an idea, whether it’s a character, a story, a technology, or an attraction system, Falcon’s Beyond really can bring that to the world.

Simon J. Philips: It has to start with the story, with the content. The content will then drive the engagement. All of this plays together and builds on one another.

Yvette Whittaker: Falcon’s Beyond is set up for success through our access to global real estate.

David Schaefer: And by aligning ourselves with partners that already have presence in these amazing resort communities, we can be right at the center of the activity.

Daryl White: We can provide more brick and mortar experiences for people to come in and become part of that universe in just a couple of years. Nobody else is doing that.

Simon Hirst: What makes us so much different than anybody else is we strive always for the best.

Jason Ambler: Creating experiences that take people on a journey that they never thought could be possible any other way.

Simon J. Philips: That opportunity to take the play that you are engaging with at home and actually go to a park and experience it, is something that very few companies have the opportunity to do.

Eric S. Calderon: No matter where you’re from or no matter what your background is, we try to create an experience that somehow just speaks to the heart of what it is to be human.

Scott Demerau: That just brings me great joy and it keeps me going every day.

David Schaefer: We’re going to continue to reinvent and reimagine and create new experiences and new rides and attractions so we can always stay on the forefront of the entertainment industry.

Cecil D. Magpuri: That’s amazing. And that’s what Falcon’s Beyond will be doing for you.

PAGE 09 AWARDS (CECIL)

Not only have we successfully grown revenue, size, and reputation over our 22-year history, but we have also been acknowledged and celebrated by the most prestigious organizations and affiliations in the themed entertainment, visual effects, and content creation industries. Outfits such as the Visual Effects Society (VES), IAAPA, the Themed Entertainment Association, and the American Alliance of Museums have honored work we have produced over the last two decades. All in, Falcon’s has received more than three dozen industry awards and accolades!

Additionally, Katmandu Park Mallorca and its Meliá Resort have been recognized by multiple media outlets as one of the best family destinations, not just in Spain, but all of Europe!

PAGE 10 BRAND LEADERS AND ADVISORS (CECIL)

We have an amazing Brand Leadership team with an incredible history of success and relevance. Highlighted in RED is our internal team, starting with one of our Board Members, Simon Philips, who recently served as EVP and GM of The Walt Disney Company, EMEA, and as President of Marvel Entertainment International. He  will be driving our Consumer Products ecosystem. Simon has been involved with many IPs, including Disney, Pixar, Star Wars and Marvel,  just to name a few.

On the Advisory side we have Ken Faier, President, and CEO of Epic Story Media. Ken and Epic Story support the production and expansion of our IPs. Ken has decades of experience in the kids’ content space. Prior to Epic Story, Ken held several executive level positions at DHX Media, Nerd Corp Entertainment, and Alliance Atlantis Communications.

PAGE 12 FALCON’S CREATIVE GROUP – GLOBAL LEADER (CECIL)

Since founding Falcon’s Creative Group, we’ve attracted an amazing team of visionary artists, architects, engineers, and coders who are the backbone of our company, and who share our amazing culture. Falcon’s has strived to be a global leader in master planning, theme park design, digital media, and experiential technologies. By forming a diverse, multi-functional team under one roof, and taking on the roles and responsibilities necessary to work as one cohesive unit, we have been able to design, create, and realize many unique, holistic, and innovative guest experiences.

With decades of experience in intellectual property expansion and developing award-winning themed experiences for third party IPs on the work-for-hire basis, we are now focused on developing our own IPs and destination experiences.

PAGE 13 FALCON CREATIVE GROUP – STRONG HISTORY OF SUCCESS (CECIL)

Our clients love what we do for them. 58% of first-time clients return to us for additional services, and that scope averages 60 times the initial scope! Our design-to-build rate of 38% is evidence that we know  how to design experiences that can be feasibly built.

Our innovative master plans, immersive attractions and experiences, captivating media, and experiential restaurants and retail stores have the capacity to entertain  billions of guests, diners, and shoppers annually.

We have worked in 27 countries on theme parks, water parks, zoos, aquariums, attractions, live events, museums, and others. The extent of our services is vast, and the scope of our responsibilities is diverse.

PAGE 14 FALCON CREATIVE GROUP – PROVEN TRACK RECORD 1 (CECIL)

Here is a sample of our achievements:

●	Bringing the Hunger Games film franchise to life in the Lionsgate Zone at MOTIONGATE in Dubai.

●	Providing thematic and interior master planning design services and art direction to two of China’s Atlantis Sanya’s themed areas.

●	Implementing our CircuMotion ride, a first-of-its-kind attraction system, at IMG Worlds of Adventure in Dubai. The 3D ride is a media-based attraction that features popular MARVEL characters.

●	Designing the building and the guest experience and creating the filmed content and interactive experiences for Heroes and Legends at Kennedy Space Center.

PAGE 15 FALCON CREATIVE GROUP – PROVEN TRACK RECORD 2 (CECIL)

●	Providing six multi-media experiences for Becoming Jane: The Evolution of Dr. Jane Goodall, an award-winning exhibition for National Geographic Society.

●	Making significant media contributions to Halo: Outpost Discovery, a popular nationwide tour that authentically recreated the thrilling universe of Halo, one of the top selling video game franchises in the world.

●	Designing, art directing, and providing creative guardianship for Cartoon Network’s Finn & Jake’s Everything Burrito, a casual dining experience at IMG Worlds of Adventure.

●	Designing the Marvel Vault Store at IMG, from drawing up the initial concept to taking the designs all the way through construction.

PAGE 16 FALCON’S CREATIVE GROUP – AWARD WINNING TECHNOLOGY (CECIL)

We’re always looking for new ways to thrill audiences and give them an experience that they’ve never known before. We have successfully introduced products in the marketplace that do just that. The industry has taken notice as well, bestowing upon us some of the most coveted awards of excellence.

Highlighting two:

The Spheron Theater puts guests in the center of the action and gives them their own unique vantage point.

CircuMotion Theater features advanced technology, like the multi-dimensional, rotating platform, which, when combined with riveting media content and dazzling special effects, creates an unforgettable experience.

PAGE 17 FALCON’S CREATIVE GROUP – ENTERTAINMENT DRIVEN TECHNOLOGY (CECIL)

Falcon’s Creative Group is also our laboratory for entertainment-driven technology, and our extensive work-for-hire experiences has provided an outlet for our existing technologies and fueled our passion to expand upon an already substantial lineup of products, conceived and tested at Falcon’s X-Lab, including multiple granted patents in more than  a dozen countries.

VIDEO

PAGE 18 FALCON’S CREATIVE GROUP – GIGA-PROJECT QIDDIYA (CECIL)

One specific project I would like to direct your attention to is the ongoing Saudi development, Qiddiya. Qiddiya includes a series of giga-projects being constructed in Saudi Arabia which consists of 367 square kilometers of family-friendly theme parks, sports arenas suitable for international competitions, academies for sports and the arts, concert and entertainment venues, racetracks for motorsports enthusiasts as well as outdoor and adventure activities alongside nature and environment experiences.

The Qiddiya Investment Company has selected Falcon’s Creative Group as a major designer for the disruptive destination Qiddiya, the Kingdom’s planned capital of entertainment, sports, and arts.

To date, Qiddiya has engaged Falcon’s to lead the design of 26 distinct entertainment assets ranging from hotels to theme parks, including the design of the Kingdom of Saudi Arabia’s first, and the region’s largest, water theme park project, which will span across 252,000 square meters and feature a remarkable combination of 22 wet and dry attractions alongside competition-level water sports facilities.

PAGE 19 FALCON’S CREATIVE GROUP – TYPICAL LIFE OF PROJECT (CECIL)

Using an illustrative theme park project, the timeline from pre-concept planning through opening takes four to five years. During this first year or two, Falcon’s works on the master plan and begins attraction design in the later phases, as milestones during this design phase are met. We then move to media production where our staff produces the digital content for the attractions and interactives. We begin project management while taking on the role of creative guardian. Part of this phase also includes procuring the ride systems so we can begin installation onsite. About three months before the park opens, we send multiple team members to the site for programming, implementation, and testing.

PAGE 20 FALCON’S CREATIVE GROUP – FULL CONCEPT MASTERPLANS (CECIL)

2022 represents an extremely strong year for Falcon’s, led by the scope we are currently working on for five theme parks that all feature internationally recognized IPs. Falcon’s patented technologies and attraction systems are intended to play a major role in these parks. Our master planning, attraction design, media production, and hardware procurement services add up to a projected revenue of $655 million across the next few years. We anticipate the average gross margin for each park to be in the 30-35% range for all service-related scopes and 17-18% for hardware sales.

PAGE 21 FALCON’S CREATIVE GROUP – ADDITIONAL CONTRACTED DESIGN (CECIL)

Over the next six to eight years, Falcon’s will continue forging ahead on its contracted work, which includes design opportunities, media production, hardware sales, and other services. To highlight the key ones:

●	We are actively developing pre-concept master plans for three unique parks.

●	We are finalizing full concept design for nine specialty themed hotels.

●	We are stepping into the creative guardian role with parts of Qiddiya, after completing the design phase for the Kingdom of Saudi Arabia’s first, and the region’s largest water theme park.

PAGE 23 – FALCON’S BEYOND DESTINATIONS

Moving to our second subsidiary division, Falcon’s Beyond Destinations encompasses our hotel and theme park resort division, where we design, own, and operate theme parks, retail, dining, and entertainment complexes as well as co-ownership of resort hotels. These are established in beach destinations using our “Big-Experience, Small-Footprint” model with over 10 years of operational history.

PAGE 24 – FALCON’S BEYOND DESTINATIONS – OWNED AND OPERATED

I want to mention our first Katmandu Theme Park in Mallorca, Spain. In 2022, this small-footprint park was voted by TripAdvisor to be in the top 1% of amusement parks in the world, which should serve as a clear example of the success of our proof-of concept for our “Entertainment with Rooms” strategy.

The Katmandu Theme Park Mallorca opened in 2007 and historically enjoys a robust 30% penetration rate among tourists staying within 10 kilometers. In 2012, we established a strategic partnership with Meliá Hotels International which introduced the “Entertainment with Rooms” strategy.

PAGE 25 – FALCON’S BEYOND DESTINATIONS MELIA JV

This ongoing joint venture with Meliá Hotels, one of the leading global hotel groups, provides significant benefits and validates the entire Falcon’s Beyond story. Meliá Hotels is one of the world’s largest leisure hoteliers, with more than 350 properties across 40 countries, and the company’s global presence and deep knowledge of countless, tourist-rich destinations gives our partnership a significant advantage.

Historically, entertainment companies have struggled with the challenges of entering mature beach destinations, primarily because the access to well-positioned real estate rarely exists. Meliá has allowed us to “break the code” on this issue by providing premium real estate in the heart of the hotel corridor.

With Meliá, we have transformed the Mallorca site into the immersive, fully-themed Sol Katmandu Park & Resort, and have launched multiple Katmandu-themed kids’ camps in Meliá hotels throughout Europe. Through the success of our proof of concept, Meliá is now providing locations for a global rollout strategy which includes 5-star luxury resorts in many of their highest performing hotels in the world, a far cry from the tired, 3-star resort that began this journey.

PAGE 26 – FALCON’S BEYOND DESTINATIONS HOTEL COMPARISON

Before the Katmandu IP transformation, the Mallorca hotel was one of the worst-performing properties in the Meliá portfolio. This transformation created one of the strongest-performing 4-star hotels on the island. In fact, post the IP overlay, Trivago rated this hotel the #1 hotel in the entire country of Spain for families traveling with children.

By integrating our entertainment into the hotel guest experience, we consistently outperform comparable non-Katmandu Meliá hotels in Mallorca, enjoying higher results in both occupancy and room rate. Our entertainment is designed to complement the beach rather than compete with it through a flexible, freedom-to-play strategy that does not require guests to give up a day at the beach in order to enjoy our experiential attractions.

Our success in Mallorca led to the JV embracing a global rollout strategy with the goal to bring our “Entertainment with Rooms” concept to multiple Meliá locations throughout the world.

PAGE 27 – FALCON’S BEYOND DESTINATIONS – CURRENTLY UNDER DEVELOPMENT

Building on the successful foundation of Mallorca, the JV now has Falcon’s Beyond Destinations underway in markets that statistically far exceed our first location in terms of length of season, tourists in market, and length of stay.

We are incredibly excited about the trajectory of this division, and we anticipate, exiting 2024, that we will own and operate four destination resorts with over 1,900 hotel rooms.  The new hotel resorts under development through our joint venture with Meliá Hotels will operate under the brand name Falcon’s Resort, located in notable locations including Punta Cana, Tenerife, and Playa del Carmen.

PAGE 28 – FALCON’S BEYOND DESTINATIONS – KATMANDU PARK (CECIL)

Katmandu Park is designed to fill a gap for theme park entertainment in beach-front tourist destinations.

Its compact size means Katmandu can be in the heart of these tourist centers, making it convenient for guests to visit throughout the day and evening.

Falcon’s has developed custom stories, characters, and environments that will transport guests into the expanded universe of Katmandu. The theming is wall-to-wall – from entry to queue to main attraction!

Three of our proprietary attraction systems, Suspended Theater, ON!X Theater, and the SpectraVerse Odyssey LT, will make their debut at Katmandu Park Punta Cana. Each one is a deeply immersive, story-driven experience that will completely absorb guests in the action.

PAGES 29 – FALCON’S BEYOND DESTINATIONS – FALCON’S CENTRAL (CECIL)

Falcon’s Beyond Destinations, drawing on the strength and history of Katmandu, also houses the development, ownership, and future operations of Falcon’s Central.

Falcon’s Central resides at the epicenter of Falcon’s Destinations because it merges entertainment, retail, and dining. It will feature world-renowned IPs. This RD&E product connects guests with brands through a multitude of entertainment experiences, amenities, content, and merchandise, and offers several dining experiences from popular local restaurants, as well as new concepts created in collaboration with acclaimed chefs and prominent food and beverage brands. Falcon’s Central also features an expansive shopping district with multiple local and global retailers showcasing a wide array of IP-infused consumer merchandise.

PAGES 30 – FALCON’S BEYOND DESTINATIONS –LBE’s (CECIL)

As we will discuss later, at Falcon’s Central, the wildly popular CoComelon and Blippi IPs will have a permanent physical location. Guests can interact with these beloved characters at Curiosity Playground, an experiential edutainment venue, which will also feature beloved children’s television properties like Xavier Riddle and the Secret Museum, Dinosaur Train, Odd Squad, and Wild Kratts!

VQuarium is being developed as a multi-media edutainment adventure based on the pillars of discovery, nature, innovation, and awe. Its compelling narrative guides guests through scenes of beauty and wonderment, all without the need to host any live animals.

Story Hub and Game Hub bring popular TV shows, movies, documentaries, and video games to life through a collection of location-based entertainment experiences.

At every Falcon’s Central experience, guests will find opportunities to engage with their favorite IPs in ways they never imagined. Our seamless integration of these brands will create deeper connections with guests and will trigger reasons to further explore the IPs long after they have left the physical location.

PAGE 31 – FALCON’S BEYOND DESTINATIONS – ILLUSTRATIVE MELIA JV RETURN PROFILE (JO)

Our Falcon’s Beyond Destinations segment captures our physical assets, comprising of resorts and small footprint theme parks which are housed within our joint ventures and our majority owned Falcon’s Central retail, dining, and entertainment venues.

Our original test property, the Katmandu Sol Park and Resort in Mallorca, is a seven-month seasonal property which gave us a 6 percentage point uplift in occupancy and an 11% uplift in rate relative to our comp set. We took this data and partnered with Meliá Hotels to perform extensive studies which identified key target markets for the expansion of the “Entertainment with Rooms” concept.

As each new market naturally has slightly different profiles in terms of overall volume of tourism, foot traffic, room-rates, and price sensitivity, we have prepared an illustrative model combining the anticipated performance of our three locations under development: in Punta Cana in the Dominican Republic, Tenerife in the Canary Islands and Playa del Carmen in Mexico. This model demonstrates the expected economics for a fully stabilized year of operations for the parks and resorts currently under development.

Our resort properties are modeled as fully inclusive resorts with room revenue capturing F&B and ancillary services but excluding entertainment. We used the performance of comparable classes of properties in beach destinations as our benchmark.

Our Katmandu Park locations generate revenues from selling admission to our parks and from sales of food, beverage, merchandise, and ancillary items. Through our joint ventures with Meliá, we engage with travel agencies, ticket resellers, and directly with our guests through our websites and social media to promote advance ticket sales, and guests who visit our theme parks have the option of purchasing a variety of admission tickets to accommodate single-attraction, multi-pass, and multi-day park visits. Our model contemplates average ticket pricing considering all these elements, as well as an expected guest spend for F&B, consumer products, and other activities.

PAGE 32 – FALCON’S BEYOND DESTINATIONS – ATTRIBUTABLE CASH FLOW (JO)

Average financing for joint venture locations assumes leverage at a 40-45% loan to value ratio secured by the physical assets of the respective property and 50:50 equity financing by the JV partners. For Falcon’s Central, we have assumed similar leverage, but these will be majority-owned by Falcon’s.

Our level of capital investment also contemplates the advantages of proximity to existing Meliá beach resorts, which affords us significant efficiencies in both access to real estate, robust infrastructure, back-office support, and jurisdictional knowledge.

PAGE 33 – FALCON’S BEYOND DESTINATIONS – SOURCES AND USES OF PROCEEDS (JO)

In our model, we are estimating SPAC cash in trust and private placement proceeds of $282 million and secured debt of $96 million for the Falcon’s Central venues at a 40-45% loan to value ratio. In connection with the anticipated de-SPAC, $20 million of the private placement proceeds has already been funded and deployed to our investment in the Punta Cana Park.

The majority of the proceeds from the capital raise will be deployed as our share of equity investments in the Park and Resort joint ventures and directly in our Falcon’s Central venues, phased over the corresponding construction periods for each of the locations. We have also planned a modest working capital investment in our Falcon’s Creative Group as we expand our capacity to meet the uplift in demand. Excess funds beyond these uses provide us with a level of resilience against potential SPAC redemptions and the opportunity to further accelerate our expansion plans.

PAGE 35 – FALCON’S BEYOND BRANDS (CECIL)

Thirdly, Falcon’s Beyond Brands enacts and executes the expansion plan for proprietary brands produced by Falcon’s Creative Group and implemented into resorts by Falcon’s Destinations. This division acts as a medium for trans-media storytelling across video content, providing vast expansion opportunities for intellectual property, and features a multi-pronged consumer products strategy which enables rapid monetization of IP with limited upfront investment.

PAGE 36 – FALCON’S BEYOND BRANDS – BRAND EXPANDER METHODOLOGY (CECIL)

Falcon’s aligns with global partners to distribute toys, games, apparel, collectibles, NFTs, electronics, and many more through online direct-to-consumer, vertically-integrated retail, and third-party marketplaces. Our unique brand expander strategy also compresses the timeline for brand monetization across multiple vectors simultaneously.

As we will discuss later, we also strategically partner with leading developers and distributors of brands to further power our monetization engine, including powerful names such as Moonbug Entertainment, Epic Story Media, BRON Studios, and some very popular children’s properties shown on PBS kids.

PAGE 37 – FALCON’S BEYOND BRANDS – ENTERTAINMENT CONTENT & CONSUMER PRODUCTS (CECIL)

Falcon’s recognizes that audiences embrace content differently than they once did. They’re all-in when it comes to absorbing themselves in IP. They don’t want to wait years to see their favorite jump from page to screen. They’re impatient, they want it all now. They’re savvy enough to be able to enjoy different mediums simultaneously. That’s why we believe that our new model will not only be successful, but it could even create a paradigm shift in how audiences consume entertainment.

We believe the significantly reduced timeline that is the cornerstone of our trans-media rollout should meaningfully increase consumer engagement because activating IPs across multiple lanes simultaneously maximizes exposure; it creates an evergreen brand that can be enjoyed by individuals and families together on or through a variety of platforms. That’s why we’re different. We have the vision to recognize this enormous opportunity, and we have the expertise and the position in three different business sectors to make it happen.

PAGE 38 – FALCON’S BEYOND BRANDS - OWNED IP’S (CECIL)

We are leveraging our own in-studio resources to create a path of trans-media storytelling, which is at the core of our business model. It provides vast opportunities, such as:

●	Expanding universes where stories can be optimized for maximum reach.

●	Increasing brand awareness through social media, the metaverse, films, books, games, episodic series, and other mediums

Our multi-pronged consumer products strategy enables rapid monetization of IP with limited upfront investment. We do this by leveraging our resort destinations, capitalizing on our technology expertise and digital presence, and aligning with the right global partners to distribute toys, games, apparel, collectables, electronics, and more. We have the ability to go direct to consumers. We will also utilize a vertically-integrated retail strategy and third-party marketplaces.

We are beyond excited to expand the Katmandu brand and its world of intriguing characters and impossible-to-imagine stories.

Our other owned IPs include Cadim & The Monster Wave and VQuarium, which we are proud to introduce to global audiences in the near future. Cadim is a heroic, spiritual surfer at the center of a generational tale of diaspora. VQuarium has the intense focus on conservation while enlightening guests about the ocean as it exists today and as it once existed in the past. Both IPs are designed to appeal to audiences from every walk of life who will relate to real-world struggles.

PAGE 39 – FALCON’S BEYOND BRANDS - PARTNERED IP’S (CECIL)

We have an impressive group of partnered IPs. One of the most watched channels on YouTube, CoComelon, will become part of the Falcon’s Central family, taking a prominent spot in Curiosity Playground, alongside its fellow Moonbug name brand, Blippi, a wildly popular character who has made a huge splash with young children and their parents.

We’re working with some wonderful IPs shown on PBS KIDS to bring the award-winning children’s television programs to life in a physical destination. To name a few – Wild Kratts, Odd Squad, Dinosaur Train, and Xavier Riddle and the Secret Museum.

Our business partnerships include Epic Story Media and BRON Studios. With Epic Story, Falcon’s will expand the Katmandu brand beyond the gates of the theme park. BRON Studios is working with us to jointly roll out worldwide entertainment initiatives such as video games, feature films, and episodic series.

These partnerships will further power our monetization engine.

PAGE 40 – FALCON’S BEYOND BRANDS – SYNERGISTIC EFFECTS (CECIL AS ALT)

All-in-all, our three divisions, Falcon’s Creative Group, Falcon’s Beyond Destinations and Falcon’s Beyond Brands, with their proprietary content brands, attraction technologies, and operational know-how combined with world-class partnerships, have an unmatched synergistic effect: They build on one another.

The characters and stories from our brands are combined with our proprietary technology to design and build experiences. We then leverage those characters and stories at our owned and operated parks and resorts, which provide captive audiences for our brands. This allows us to deploy and monetize our brands through best-in-class media, experiences, and consumer products.

SLIDE 42 TRANSACTION OVERVIEW (GARRETT)

We are valuing falcons at $1 billion enterprise value on a pro forma basis, representing a 6.7x multiple on 2024 EBITDA which we’ll walk through in a few slides.

100% of the capital going towards the growth of the business, which will primarily be CapEx on Falcon’s Central locations and contributions to the JV for new hotels and parks. As part of the transaction, we have raised a $60 million private placement, of which $20 million was prefunded in anticipation of the transaction and has been deployed to Falcon’s investment in Punta Cana.

Pro forma for the transaction, Falcon’s Beyond is expected to own 80.4% of the common shares, with SPAC owning 10.7%, Private Placement investors owning 5.8% and the Sponsor owning 3.0%.

We have built in two key structural advantages for our SPAC shareholders that I’ll walk through on the next slide.

SLIDE 43 SPAC SHAREHOLDER INCENTIVES (GARRETT)

The first benefit is that our public shareholders that do not redeem will have 50% of their position converted into a preferred security that will sit structurally ahead of the private placement, the rollover equity, and the sponsor economics. This preferred security will have an 8% PIK dividend and an $11 conversion price, and we believe to be an attractive piece of paper especially for a company that has hard asset value. This feature democratizes the seniority structure that traditionally has only been available to institutional investors, and that has caused significant overhang and redemptions for public SPAC investors.

The second shareholder benefit is that as a sponsor, we are contributing 20% of our founder shares to non-redeeming and private placement shareholders. This bonus share pool is expected to reduce the cost basis of shareholders that elect to not redeem at de-SPAC.

We believe these two features are innovative tweaks to the traditional SPAC deal, and significantly add to the attractiveness of this investment.

SLIDE 44 PEER OPERATIONAL BENCHMARKING (GARRETT)

From a comps perspective, Falcons’ best comparison is Disney as a true IP 360 asset. It also shares characteristics with international resorts such as Meliá Hotels, Playa, and Accor, traditional theme parks like Six flags, SeaWorld, and Cedar Fair, and service-oriented industrial design firms like AECOM and Stantec.

Given the scaling nature of our business, our revenue growth outpaces the entire peer set, and we expect the business to produce a 2024 EBITDA margin in the low 30%.

SLIDE 45 PEER VALUATION BENCHMARKING (GARRETT)

As mentioned, we look at the valuation on a 2024 EBITDA perspective, which comes in at a significant discount to Disney which is our true peer, but also to resort comps, design services, and in line with lower-growth theme parks. And given our high growth trajectory and numerous ancillary growth levers through IP expansion that are not included in our projections, as well as the structural seniority and bonus shares we are providing to shareholders, we believe this is an attractive entry value for significant value creation to our shareholders over the coming years.